Exhibit 99.1

Amsterdam, 21 October 2021

Just Eat Takeaway.com Capital Markets Day

Delivering sustainable growth and profits

Just Eat Takeaway.com N.V. (LSE: JET, AMS: TKWY, NASDAQ: GRUB), hereinafter the “Company”, or together with its group companies “Just Eat Takeaway.com”, one of the world’s largest online food delivery groups, will today hold a virtual Capital Markets Day.

The Capital Markets Day will be hosted by Jitse Groen, Chief Executive Officer, together with Brent Wissink, Chief Financial Officer, and Joerg Gerbig, Chief Operating Officer, who will present along with other senior members of the management team.

The Capital Markets Day event will focus on the following key areas:

•

Vision & Strategy – Empowering every food moment to deliver sustainable growth and profits; benefits of a hybrid operating model; and extending Delivery to build sustainably profitable market positions

•	Market Leadership – Building on our strong track record of execution; continuing our successful turnaround in the UK; and deploying our clear playbook in the US to overcome current challenges
•	Innovation – Expanding our market through convenience grocery; enhancing the experience for consumers and partners through technology; and leading the food delivery sector in ESG initiatives[1]
•	Financials – A new reporting segmentation which aligns with our organisation; and pursuing a clear path to a long-term group adjusted EBITDA margin in excess of 5% of GTV

Guidance and outlook

There will be no new disclosures on current trading conditions, with management reiterating its guidance for the full year 2021:

•	Order growth (excl. Grubhub) above 45% year-on-year
•	GTV (incl. Grubhub on a combined basis2) expected to be in a range of €28 to €30 billion
•	Adjusted EBITDA margin (incl. Grubhub on a combined basis) in a range of minus 1% and minus 1.5% of GTV

Longer term targets

Management will announce the following financial targets:

•	GTV (incl. Grubhub on a combined basis2) to grow by mid-teens percentage points year-on-year in 2022
•	2021 will be the peak year of losses, with 2022 adjusted EBITDA margin improving to the range of minus 0.6% to minus 0.8% of GTV
•	In excess of €30 billion of GTV to be added over the next 5 years
•	Long term group adjusted EBITDA margin in excess of 5% of GTV

Revised reporting structure

The Company announces changes to its reporting structure, to better reflect the Company’s existing organisational and management structure and provide investors with greater clarity of Just Eat Takeaway.com’s underlying business performance across its regions.  From 1 January 2022, the Company intends to report in four regional segments as follows:

[1]	Environment, Social and Governance initiatives
[2]

The Grubhub business was consolidated from 15 June 2021, and the Just Eat business was consolidated from 15 April 2020. These figures are presented as if the combination was completed on 1 January 2020 to provide comparable information for the full six months period. These numbers are unaudited.

•North America:	US and Canada
•UK & Ireland:	UK and Ireland
•Northern Europe:	Germany, Austria, Switzerland, the Netherlands, Belgium, Denmark, Norway, Luxembourg, Poland and Slovakia
•Southern Europe & ANZ:	Australia, New Zealand, Spain, Italy, France, Portugal, Israel, Romania and Bulgaria

The Company’s full year 2021 results will be shown under the existing reporting structure with a reconciliation to the new reporting structure.

Webcast details

The event will be held virtually through a live webcast scheduled to begin at 13:00 CET (12:00 GMT / 7:00 EDT). Investors and analysts are invited to register in advance at: https://channel.royalcast.com/landingpage/takeawayinvestors/20211021_1/.

Just Eat Takeaway.com

Jitse Groen, CEO

Brent Wissink, CFO
Joerg Gerbig, COO

Matt Maloney, member of the Management Board

Investors:
Joris Wilton
E: IR@justeattakeaway.com

Media:
E: press@justeattakeaway.com

For more information, please visit our corporate website: https://justeattakeaway.com

About Just Eat Takeaway.com

Just Eat Takeaway.com (LSE: JET, AMS: TKWY, NASDAQ: GRUB) is a leading global online food delivery marketplace outside China.

Headquartered in Amsterdam, the Company is focused on connecting consumers and restaurants through its platforms. With over 580,000 connected restaurants, Just Eat Takeaway.com offers consumers a wide variety of food choice. Just Eat Takeaway.com mainly collaborates with delivery restaurants. In addition, Just Eat Takeaway.com provides its proprietary restaurant delivery services for restaurants that do not deliver themselves.

The combination of Just Eat and Takeaway.com has rapidly grown to become a leading online food delivery marketplace with operations in the United States, United Kingdom, Germany, the Netherlands, Canada, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Norway, Poland, Portugal, Romania, Slovakia, Spain and Switzerland, as well as through partnerships in Colombia and Brazil.

Market Abuse Regulation

This press release contains inside information (i) as meant in clause 7(1) of the Market Abuse Regulation and (ii) in terms of Article 7(1) of the Market Abuse Regulation as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018.

Disclaimer

Statements included in this press release that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are, or may be deemed to be, forward-looking statements, including "forward-looking statements" made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "projects", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Forward-looking statements may and often do differ materially from actual results.

Any forward-looking statements reflect the Company's current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Company's business, results of operations, financial position, liquidity, prospects, growth or strategies. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are risks from or uncertainties related to the following: innovation, competition, brand & reputation, acquisitions, global strategic projects, technology reliability & availability, social change, legislation & regulation, data security & privacy, financial reporting, people, operational complexity of hybrid model (marketplace and delivery) and integration & transformation. Additional information concerning key factors that could cause actual results to differ materially from those projected in the forward-looking statements can be found in the Company's filings with the U.S. Securities and Exchange Commission ("SEC"), including the Company's registration statement on Form F-4 (Registration Statement No. 333-255540), which was declared effective by the SEC on May 12, 2021, and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov, and the Company's Annual Reports, which may be obtained free of charge from the Company's corporate website, https://justeattakeaway.com.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made, and the Company expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statement contained in this announcement whether as a result of new information, future developments or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No Offer or Solicitation

This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.